Exhibit 99.1

VivoPower International PLC Confirms Details for FY22 Full Year Results

and Earnings Conference Call

LONDON, August 24, 2022 (GLOBE NEWSWIRE) – VivoPower International PLC (“VivoPower,” the “Company”) is pleased to confirm that it will announce results for the full year ended 30 June 2022, on Monday, 29 August 2022, at 16:30 EST / 21:30 GMT.

The Company also confirmed that Kevin Chin, Executive Chairman and CEO, will host an earnings conference call on Monday, 29 August 2022, at 17:00 EST / 22:00 GMT.

Please register at the following link in order to obtain a dial-in phone number for the live audio call: https://register.vevent.com/register/BIc760cffd91ba4f80a8175491f3fcbf2a.

A live webcast of the conference call will be available at https://edge.media-server.com/mmc/p/ggsb9spu and on the Investors section of the VivoPower website at www.vivopower.com.

A replay of the webcast will also be available two hours after the conclusion of the call and can be accessed from the link above or via the VivoPower website for a period of one year.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customised and ruggedised fleet applications, solar and critical power technology, and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States, and the United Arab Emirates.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell